

April 26, 2018

Scott Bender
President and Chief Executive Officer
Cactus, Inc.
920 Memorial City Way, Suite 300
Houston, TX 77024

> **Re:** **Cactus, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 24, 2018**
> **CIK No. 0001699136**

Dear Mr. Bender:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

John Reynolds
Assistant Director
Office of Natural Resources

cc: Adorys Velazquez, Esq.
Baker Botts L.L.P.